CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands, except per share data)	2017	2016	2017	2016
Basic Earnings Per Share
Net income	$1,866	$1,694	$5,322	$4,785
Weighted average common shares	2,742,242	2,742,242	2,742,242	2,741,956

Basic Earnings Per Share	$0.68	$0.61	$1.94	$1.74

Diluted Earnings Per Share
Net income	$1,866	$1,694	$5,322	$4,785
Weighted average common shares	2,742,242	2,742,242	2,742,242	2,741,956
Weighted average effect of assumed stock options	—	—	—	—

Total	2,742,242	2,742,242	2,742,242	2,741,956

Diluted Earnings Per Share	$0.68	$0.61	$1.94	$1.74